Exhibit 2.4

Execution Version

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of May 22, 2020 (this “Agreement”), is entered into by and among Ritter Pharmaceuticals, Inc., a Delaware corporation (“Parent”), John Beck in his capacity as the initial CVR Holders’ Representative (the “CVR Holders’ Representative”) and Andrew Ritter in his capacity as a consultant to Parent (“Consultant”).

Preamble

Parent, RPG28 Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), and Qualigen, Inc. entered into an Agreement and Plan of Merger dated as of January 15, 2020 (as amended to date, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Qualigen, Inc. (the “Merger”), with Qualigen, Inc. surviving the Merger as a subsidiary of Parent.

Pursuant to the Merger Agreement, Parent agreed to (subject to certain prerequisites as stated in the Merger Agreement) create, issue and distribute to the Persons who, as of immediately prior to the Effective Time or such other date as may be mutually agreed by Parent and Qualigen, Inc. (which date and time the parties have agreed shall be immediately prior to the reverse stock split to be effected on the Closing Date), are stockholders of record of Parent, contingent value rights (“CVRs”) as hereinafter described; and on May 18, 2020 the Board of Directors of Parent declared a dividend of one CVR per one share of Parent Common Stock outstanding as of immediately prior to the reverse stock split to be effected on the Closing Date (after giving effect to the conversion of any Parent Options, Parent Preferred Stock or Parent Warrants, but not to be adjusted for the reverse split to be effected in connection with the Merger) consistent with the Merger Agreement.

The parties have done all things necessary to make the contingent value rights, when, as and if issued as contemplated by the Merger Agreement and such declaration, the valid obligations of Parent and to make this Agreement a valid and binding agreement of Parent, in accordance with its terms.

NOW, THEREFORE, for and in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the benefit of the Holders (as hereinafter defined), as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Definitions.

For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(b) all accounting terms used herein and not expressly defined herein shall have the meanings assigned to such terms in accordance with United States generally accepted accounting principles, as in effect on the date hereof;

(c) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(d) unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting natural Persons shall include corporations, limited liability companies, partnerships and other Persons and vice versa; and

(e) all references to “including” shall be deemed to mean including without limitation.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. The following terms shall have the meanings ascribed to them as follows:

“Accountant” has the meaning set forth in Section 2.7.

“Affiliate” means, with respect to any Person, any Person that controls, is controlled by, or is under common control with such Person.

“Board of Directors” means the board of directors of Parent.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in Los Angeles, California are authorized or obligated by law or executive order to close.

“Consultant Term” means the term commencing on the Effective Time and ending 90 days thereafter; provided, however, that the Consultant may, in his sole discretion, extend or reduce the Consultant Term to support Legacy Monetization efforts (although there can be no such extension to a date beyond the third anniversary of the Effective Time or, if sooner, the date the Ongoing Funding Support is exhausted).

“CVR Payment Amount” means 100% of Net Proceeds in respect of each respective item of Gross Proceeds actually received by Parent.

“CVR Payment Date” means the 75th day after the end of the calendar quarter in which a respective item of Gross Proceeds is actually received by Parent.

“CVR Register” has the meaning set forth in Section 2.3(b).

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“CVR Registrar” has the meaning set forth in Section 2.3(b).

“CVRs” means the Contingent Value Rights issued by Parent as contemplated by this Agreement. Unless otherwise specified herein, for purposes of this Agreement all the CVRs shall be considered as part of and shall act as one class only.

“D&O Premium Increment” has the meaning set forth in Section 6.3.

“Effective Time” has the meaning set forth in the Merger Agreement.

“Entitlement Certificate” has the meaning set forth in Section 2.4(a).

“Gross Proceeds” means all cash (and the fair market value, as of the time of actual receipt of such non-cash consideration, of all non-cash consideration such as stock) actually received by Parent from a Legacy Monetization. Rights to receive royalty streams, milestone payments or other contingent payments shall not be treated (as such) as “non-cash consideration”; instead, any cash ultimately and actually received in respect of such rights shall be counted as Gross Proceeds.

“Holder” means a Person in whose name a CVR is registered in the CVR Register.

“Legacy Executives” has the meaning set forth in Section 2.6.

“Legacy Monetization” means the sale, license, transfer, spin-off or other monetizing event of all or any part of the Parent Legacy Technology, which sale, license, transfer, spin-off or other monetizing event is entered into during the period beginning on the date of execution of the Merger Agreement and ending on the date that is 36 months following the Closing Date.

“Legal Proceeding” means any claim, demand, action, cause of action, arbitration or lawsuit.

“Monetization Expenses” means any and all post-Merger expenses incurred by Parent pursuing and closing Legacy Monetizations, including compensation and expenses of the Legacy Executives, the fees and reasonable out-of-pocket expenses of the CVR Holders’ Representative, any other consultant fees and expenses, success fees (but specifically excluding the Success Bonus), legal fees and similar items, each Reserve Fund, each D&O Premium Increment, all Representative Losses and any and all post-Merger preservation and maintenance of the Parent Legacy Technology, including Patent and other Intellectual Property Rights application, registration and maintenance fees, and specifically including all actual Ongoing Support Funding. In no event shall the Monetization Expenses include any administrative or similar fee payable to Parent.

“Net Proceeds” means, with respect to each respective Legacy Monetization, the excess, if any, of (a) all Gross Proceeds over (b) all Monetization Expenses and the entire associated Success Bonus.

“Notice of Objection” has the meaning set forth in Section 2.4(b).

“Ongoing Support Funding” has the meaning set forth in Section 2.6.

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“Parent Legacy Technology” means any Parent Intellectual Property Rights, technology, and related documentation, including without limitation all Parent IP, in existence as of immediately before the Effective Time. Without limitation, this shall include all Intellectual Property Rights relating to therapeutic products (including RP-G28, an orally administered, high purity galacto-oligosaccharide) that seek to modulate the gut microbiome to treat digestive disorders and gastrointestinal diseases (including lactose intolerance), research data and reports, test results, processes, procedures, protocols, product formulation data, analytical data, manufacturing data, license agreements, Patents, and other similar valuable but intangible items and rights.

“Permitted Transfer” means: (i) a transfer of any or all of the CVRs (upon the death of the Holder) by will or intestacy; (ii) a transfer by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; (v) a transfer made by operation of law (including a consolidation or merger) or in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (vi) a transfer from a participant’s account in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; or (vii) a transfer from a participant in a tax-qualified employee benefit plan, who received the CVRs from such participant’s account in such tax-qualified employee benefit plan, to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant.

“Person” means any individual, firm, corporation, limited liability company, partnership, trust or other entity, and shall include any successor (by merger or otherwise) thereof or thereto.

“Representative Losses” has the meaning set forth in Section 6.3.

“Reserve Fund” means, with regard to a particular Legacy Monetization, a reasonable amount (which in any case shall not exceed $50,000 or 20% of the Gross Proceeds of the applicable Legacy Monetization, whichever is higher) to be determined by the CVR Holders’ Representative to be (i) withheld from any Gross Proceeds received after the termination or depletion of the Ongoing Support Funding and (ii) used and held for use to fund Monetization Expenses in connection with the Legacy Monetization giving rise to the Gross Proceeds.

“Success Bonus” means a cash payment to the Legacy Executives, if any, who assisted a particular Legacy Monetization on behalf of Parent, in an amount equal in the aggregate to 30% of the (pre-Success Bonus) Net Proceeds of such Legacy Monetization, which shall be allocated among the Legacy Executives in accordance with, during the Consultant Term, the sole, good-faith discretion of the Consultant or, after expiration or termination of the Consultant Term, the sole, good-faith discretion of the CVR Holders’ Representative.

“Surviving Person” has the meaning set forth in Section 5.1.

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ARTICLE II

CONTINGENT VALUE RIGHTS

Section 2.1. Issuance of CVRs.

The CVRs shall be issued and distributed by Parent, after the Merger, to the Persons who as of immediately prior to the reverse stock split to be effected on the Closing Date are stockholders of record of Parent, as contemplated by the Merger Agreement.

Section 2.2. Nontransferable.

The CVRs are not capable of being and shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.

Section 2.3. No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs shall be issued in book-entry form only and shall not be evidenced by a certificate or other instrument.

(b) Parent shall, at its sole cost and expense, cause Parent’s transfer agent to keep a register (the “CVR Register”) for the registration of CVRs. It is expected that Corporate Stock Transfer, Inc. will be the initial CVR registrar and transfer agent (“CVR Registrar”) for the purpose of registering CVRs and transfers of CVRs as herein provided.

(c) Subject to the restriction on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument or instruments of transfer and any other reasonably requested documentation in a form reasonably satisfactory to Parent and the CVR Registrar, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof. Upon receipt of such written Permitted Transfer request and materials, the CVR Registrar shall register the transfer of the CVRs in the CVR Register, any such registration not to be unreasonably withheld or delayed. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent, evidencing the same right and shall entitle the transferee to the same benefits and rights under this Agreement, as those previously held by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register. Any transfer or assignment of the CVRs shall be without charge to the Holder, other than the cost of any transfer or similar tax, which shall be the responsibility of the transferring Holder.

(d) A Holder may make a written request to the CVR Registrar to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder and conform to such other reasonable requirements as the CVR Registrar may from time to time establish. Upon receipt of such proper written request, the CVR Registrar shall promptly record the change of address in the CVR Register.

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Section 2.4. Payment Procedures.

On each CVR Payment Date, Parent shall deliver to the respective Holders, pro rata as to their CVRs holdings, the amount of the indicated CVR Payment Amount. It is understood that all Monetization Expenses shall be applied as early as possible and in full (but without duplication) against respective Gross Proceeds. Upon the earlier to occur of (i) the Termination Date or (ii) the final payment of any portion of Gross Proceeds with respect to a Legacy Monetization for which a Reserve Fund was established, any amount remaining in the Reserve Fund shall be included in the final CVR Payment Amount with respect to such Legacy Monetization (or, in the event that any such Reserve Fund remains outstanding on the Termination Date, a final CVR Payment Amount equal to such Reserve Fund shall be paid on the Termination Date). As an example: Suppose $100,000 of Monetization Expenses are accrued through the CVR Payment Date for Legacy Monetization #1 (with Gross Proceeds of $80,000) and an additional $130,000 of Monetization Expenses are accrued through the (next) CVR Payment Date for Legacy Monetization #2 (with Gross Proceeds of $400,000) and an additional $175,000 of Monetization Expenses are accrued through the (still next) CVR Payment Date for Legacy Monetization #3 (with Gross Proceeds of $1,000,000). For Legacy Monetization #1 the CVR Payment Amount would be $0, for Legacy Monetization #2 the CVR Payment Amount would be $250,000 and for Legacy Monetization #3 the CVR Payment Amount would be $825,000. And if then, four years later, an earnout payment of $100,000 is received from a Legacy Monetization #1, Legacy Monetization #2 or Legacy Monetization #3 counterparty, a CVR Payment Amount of $100,000 would then become payable.

(a) At least 60 days before the applicable CVR Payment Date, Parent shall deliver to the CVR Holders’ Representative a certificate (the “Entitlement Certificate”), certifying that the Holders are entitled to payment of a CVR Payment Amount (and setting forth the calculation of such CVR Payment Amount). If a Legacy Monetization has occurred but no CVR Payment Amount is payable, Parent shall also deliver an Entitlement Certificate so stating.

(b) Within 20 days after delivery by Parent of an Entitlement Certificate, the CVR Holders’ Representative may deliver a written notice to Parent requesting that Parent provide to the CVR Holders’ Representative or its authorized representative reasonable documentation to support Parent’s calculation of the CVR Payment Amount and shall make its accounting personnel available to the CVR Holders’ Representative or its authorized representative to discuss and answer questions with respect to the calculation of the CVR Payment Amount. Within 20 days after the CVR Holders’ Representative’s receipt of all of the documentation requested pursuant to the foregoing sentence, the CVR Holders’ Representative may deliver a written notice to Parent specifying that the CVR Holders’ Representative objects to the indicated CVR Payment Amount (a “Notice of Objection”), and stating the reason upon which the CVR Holders’ Representative has determined that (i) a CVR Payment Amount is due and payable, or (ii) the calculation of the CVR Payment Amount is in error. Any dispute arising from a Notice of Objection shall be resolved in accordance with Section 6.4 or by an independent third party valuation expert selected by Parent and the CVR Holders’ Representative, whose decision shall be binding on the parties hereto and every Holder. The fees charged by the valuation expert referenced in the foregoing sentence shall be paid 50% by Parent and 50% by the Holders (by deduction from the CVR Payment Amount).

(c) Parent shall be entitled to deduct and withhold, or cause to be deducted or withheld, from each CVR Payment Amount otherwise payable pursuant to this Agreement, such amounts as Parent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.

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Section 2.5. No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs.

(b) The CVRs shall not represent any equity or ownership interest in Parent (or in any constituent company to the Merger) or in any Parent Legacy Technology or other asset. The rights and/or remedies of the holders of CVRs are limited to those expressly set forth in this Agreement, and such Holders’ sole right to receive property is the right to receive cash from Parent in accordance with the terms hereof.

(c) Each Holder acknowledges and agrees to the appointment and authority of the CVR Holders’ Representative to act as the exclusive representative, agent and attorney-in-fact of such Holder and all Holders as set forth in this Agreement. Each Holder agrees that such Holder will not challenge or contest any action, inaction, determination or decision of the CVR Holders’ Representative or Consultant or the authority or power of the CVR Holders’ Representative or Consultant and will not threaten, bring, commence, institute, maintain, prosecute or voluntarily aid any action, which challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, including without limitation, the provisions relating to the authority of the CVR Holders’ Representative to act on behalf of such Holder and all Holders as set forth in this Agreement.

Section 2.6. Discretion and Decision Making Authority; No Fiduciary Duty.

Subject to this Section, during the Consultant Term, Consultant shall have discretion and decision making authority (a) over any continued operation of, development of or investment in the Parent Legacy Technology and (b) over when (if ever) and whether to pursue, or enter into, a Legacy Monetization in any particular manner, and upon what terms and conditions.

After the expiration or termination of the Consultant Term, the CVR Holders’ Representative shall have the sole discretion and decision making authority (a) over any continued operation of, development of or investment in the Parent Legacy Technology and (b) over when (if ever) and whether to pursue, or enter into, a Legacy Monetization in any particular manner, and upon what terms and conditions.

In furtherance of the foregoing:

(a) Parent shall not before the Termination Date dispose of and/or commercialize or monetize in any manner the Parent Legacy Technology except pursuant to a Legacy Monetization agreed to by the CVR Holders’ Representative or Consultant;

(b) Parent shall not unreasonably decline to acquiesce in a Legacy Monetization which has been fully approved by the CVR Holders’ Representative;

(c) Parent shall not before the third anniversary of the Effective Time terminate or intentionally negatively impact the Parent Legacy Technology, including by withholding or withdrawing the Ongoing Support Funding or failing to preserve and maintain the Parent Legacy Technology, without the prior written approval of the CVR Holders’ Representative, unless the Ongoing Support Funding has been exhausted;

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(d) Parent shall endeavor to retain Consultant and any such other pre-Merger Parent personnel and other third-party consultants identified by Consultant or the CVR Holders’ Representative, in each case, as the Consultant/CVR Holders’ Representative and Parent may agree in good faith (all together, the “Legacy Executives”) as employees or consultants of Parent, on reasonable and mutually acceptable terms given the circumstances, for, with respect to the Consultant, the Consultant Term and, with respect to other Legacy Executives, no less than 36 months after the Merger for the purposes of maintaining and preserving the Parent Legacy Technology and seeking, negotiating and executing Legacy Monetizations – all unless the Ongoing Support Funding has been exhausted;

(e) Parent shall make available up to $350,000 (subject to any reduction thereof pursuant to the terms of section 1.12 of the Merger Agreement), to be called for and allocated in accordance with the good-faith discretion of the Consultant or the CVR Holders’ Representative, but with the intention that it be expended at a rate no faster than a rate sufficient that it last for 36 months after the Effective Time (subject to earlier use as needed for the execution of particular Legacy Monetizations), for Monetization Expenses (the “Ongoing Support Funding”); provided, however, that any costs and expenses incurred by Parent in connection with Section 2.3(b) shall not be considered Ongoing Support Funding; and

(f) Parent shall pay $10,000 out of the Ongoing Support Funding to the CVR Holders’ Representative at the Effective Time as compensation for services rendered during the period from the Effective Time to the first anniversary of the Effective Time. Parent and the CVR Holders’ Representative shall negotiate in good faith the CVR Holders’ Representative’s fee for future annual 12-month periods based on the success of Legacy Monetization efforts, among other factors. Parent shall reimburse the CVR Holders’ Representative out of the Ongoing Support Funding for all necessary and reasonable out-of-pocket expenses incurred by the CVR Holders’ Representative in performing his, her or its obligations under this Agreement; provided that (except as specified in item “(iii)” of the third paragraph of Section 6.3) Parent shall have no such obligation to the extent the Ongoing Support Funding has been exhausted.

It is expressly understood that except (i) as expressly provided in this Section 2.6 and (ii) Parent’s indemnification obligations pursuant to Section 6.3, Parent has no obligation to incur Monetization Expenses or otherwise to seek or support Legacy Monetizations. Parent’s (as opposed to the CVR Holders’ Representative’s and the Legacy Executives’) sole responsibility as to Legacy Monetization activities is as set forth in this Section 2.6; except as expressly provided in this Section 2.6 Parent and its post-Merger management will have no further obligation to promote, support, invest in, allocate internal resources toward, advance or monetize the Parent Legacy Technology pending the Legacy Monetization(s).

Section 2.7. Audit Right.

Upon the prior written request by the CVR Holders’ Representative, Parent shall meet at reasonable times during normal business hours with the CVR Holders’ Representative to discuss the content of any Entitlement Certificate. Parent agrees to maintain, for at least one year after the last possible Legacy Monetization, all books and records relevant to the calculation of a CVR Payment Amount and the amount of Net Proceeds. Subject to reasonable advance written notice from the CVR Holders’ Representative and prior execution and delivery by it and an independent accounting firm of national reputation chosen by the CVR Holders’ Representative (the “Accountant”) of a reasonable and customary confidentiality/nonuse agreement, Parent shall permit the CVR Holders’ Representative and the Accountant, acting as agent of the CVR Holders’ Representative, at the CVR Holders’ Representative’s cost, to have access during normal business hours to the books and records of Parent as may be reasonably necessary to audit the calculation of such CVR Payment Amount or the calculation of the amount of Net Proceeds.

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Section 2.8. Termination.

The CVRs shall terminate on the 10th anniversary of the Effective Time (the “Termination Date”). No CVR Payment Amounts shall be payable in respect of any item of cash Gross Proceeds actually received after the Termination Date by Parent. From and after the Termination Date, any further proceeds received by Parent arising from any Legacy Monetization shall be retained by the Parent and shall not be distributed to the Holders.

ARTICLE III

COVENANTS

Section 3.1. Payment of CVR Payment Amount.

Parent shall duly and promptly pay each CVR Payment Amount, if any, in the manner provided for in Section 2.4 and in accordance with the terms of this Agreement.

Section 3.2. Assignments.

Parent shall not, in whole or in part, assign any of its obligations under this Agreement other than in accordance with the terms of Section 5.1 or Section 2.6 hereof. At any time, the CVR Holders’ Representative may assign any of its rights or obligations under this Agreement (or this Agreement in its entirety) to any third party (reasonably acceptable to Parent) to serve as a successor CVR Holders’ Representative.

ARTICLE IV

AMENDMENTS

Section 4.1. Amendments without Consent of Holders.

Without the consent of any Holders or of the CVR Holders’ Representative, Parent, at any time and from time to time after the Merger, may unilaterally execute and implement one or more amendments hereto to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein in a transaction contemplated by Section 5.1 hereof. Promptly after the execution by Parent of any amendment pursuant to the provisions of this Section 4.1, Parent shall provide a copy of such amendment to the CVR Holders’ Representative.

Section 4.2. Amendments with Consent of Holders.

Subject to Section 4.1 (which amendments pursuant to Section 4.1 may be made without the consent of the Holders or of the CVR Holders’ Representative), with the consent of the CVR Holders’ Representative, Parent and the CVR Holders’ Representative may after the Merger enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is in any way adverse to the interests of the Holders. This Agreement cannot be amended before the Effective Time.

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Section 4.3. Effect of Amendments.

Upon the execution of any amendment under this Article IV, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

ARTICLE V

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 5.1. Parent May Consolidate, Etc.

Parent shall not consolidate with or merge into any other Person, or transfer its properties and assets substantially as an entirety to any Person or transfer all or substantially all of its business to any Person, unless:

(a) the Person formed by such consolidation or into which Parent is merged, the Person that acquires the properties and assets of Parent substantially as an entirety or the Person that acquires by transfer all or substantially all of Parent’s business (the “Surviving Person”) shall expressly assume payment (if and to the extent required hereunder) of amounts on all the CVRs and the performance of every duty and covenant of this Agreement on the part of Parent to be performed or observed; and

(b) Parent has delivered to the CVR Holders’ Representative an Officer’s Certificate, stating that such consolidation, merger or transfer complies with this Article V and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 5.2. No Allocation to Parent Legacy Technology.

No transaction described in Section 5.1 shall give, and the Merger shall not give, the Holders the right to a CVR Payment Amount.

Section 5.3. Successor Substituted.

Upon any consolidation of or merger by Parent with or into any other Person, or any transfer of the properties and assets substantially as an entirety to any Person in accordance with Section 5.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, Parent under this Agreement with the same effect as if the Surviving Person had been named as Parent herein.

Section 5.4. Exclusion of Merger.

Sections 5.1 and 5.3 shall not apply to the Merger.

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ARTICLE VI

OTHER PROVISIONS OF GENERAL APPLICATION

Section 6.1. Notices.

Any notice, report, request, approval or consent required or permitted to be given under this Agreement shall be in writing and shall be addressed as follows:

(a) if to a Holder or any or all Holders or the CVR Holders’ Representative, addressed to the CVR Holders’ Representative and if to Consultant, addressed to Consultant, in each case, at: c/o Qualigen, Inc., 2042 Corte Del Nogal, Carlsbad, California 92011, email: CVRrepresentative@ritterpharma.com, with a copy to Reed Smith LLP, 599 Lexington Ave., 22nd Floor, New York, New York 10022, email: msanders@reedsmith.com, jcheng@reedsmith.com.

(b) if to Parent, addressed to it at: c/o Qualigen, Inc., 2042 Corte Del Nogal, Carlsbad, California 92011, email: mpoirier@qualigeninc.com or, in each case, to the most recent address, specified by written notice, given to the sender pursuant to this Section.

Any such written notice, report, request, approval or consent shall be deemed to have been given on the earliest of (a) actual receipt, or (b) if personally delivered to the party to whom notice is to be given, the date of delivery, or (c) if sent by email, the date of transmission, if sent to such email address before 5:00 p.m. at the location of receipt on a Business Day, or the first Business Day after the date of transmission, if sent to such email address at or after 5:00 p.m. at the location of receipt on a Business Day or on a day that is not a Business Day, or (d) if sent by overnight courier and addressed as set forth above, the next Business Day after the date of deposit with such courier (by the courier’s stated time for enabling next-Business-Day delivery), or if deposited after such stated time shall be deemed to be the second Business Day after the date of deposit, or (e) if sent in the United States by United States certified mail, return receipt requested, postage prepaid and addressed as set forth above, on the fifth Business Day after such mailing.

Section 6.2. Successors and Assigns.

All covenants and agreements in this Agreement by Parent shall bind its successors and assigns, whether so expressed or not. All covenants and agreements in this Agreement by the CVR Holders’ Representative shall bind his successors, whether so expressed or not. In the event the CVR Holders’ Representative resigns (without assigning its rights or obligations to a successor CVR Holder’s Representative pursuant to Section 3.2), dies or is incapacitated, a successor CVR Holders’ Representative shall be elected by a majority in interest of the Holders.

Section 6.3. Benefits of Agreement.

Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto, and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and their permitted successors and assigns. The Holders shall have no rights or remedies hereunder except as are expressly set forth herein. To the extent permitted by applicable law, it is expressly agreed that in no event shall any Holders (as opposed to the CVR Holders’ Representative) or any former or ongoing stockholders of Parent (as opposed to the CVR Holders’ Representative) have, after the Effective Time, any power or right to commence or join in any Legal Proceeding against Parent or any Affiliate of Parent based on or arising out of the CVRs or this Agreement. Such Legal Proceeding may be brought by, and only by, the CVR Holders’ Representative in the name of and for the benefit of the Holders. The outcome or settlement of any such Legal Proceeding shall be binding upon all Holders.

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A decision, act, consent or instruction of the CVR Holders’ Representative shall constitute a decision for all Holders, and shall be final, binding and conclusive upon the Holders. The CVR Holders’ Representative and Consultant will incur no liability of any kind with respect to any action or omission by the CVR Holders’ Representative or Consultant in connection with the CVR Holders’ Representative’s and Consultant’s services pursuant to this Agreement, except in the event of liability directly resulting from the CVR Holders’ Representative’s or Consultant’s fraud, gross negligence or willful misconduct.

Parent shall indemnify and hold harmless the CVR Holders’ Representative and Consultant from and against any and all loss, liability, damage, claim, penalty, fine, forfeiture, action, fee, cost and expense (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) which arise out of or in connection with claims brought by a third party (including, for the avoidance of doubt, any CVR Holder) related to or arising from the CVR Holders’ Representative’s or Consultant’s execution and performance of this Agreement (collectively, “Representative Losses”), in each case, as such Representative Losses are suffered or incurred; provided, that in the event that any such Representative Losses are finally adjudicated to have been primarily caused by the fraud, gross negligence or willful misconduct of the CVR Holders’ Representative or Consultant, the CVR Holders’ Representative or Consultant, as the case may be, shall reimburse Parent the amount of such indemnified Representative Losses to the extent primarily attributable to such fraud, gross negligence or willful misconduct; further provided, that (i) all outstanding Reserve Funds shall be applied first to pay Representative Losses before any payment by Parent in respect of Representative Losses is required, (ii) Parent shall have no obligation of payment in respect of any Representative Losses until after all outstanding Reserve Funds, if any, have been exhausted, and (iii) Parent shall have no further obligation in respect of any Representative Losses after Parent has paid (exclusive of the use of Reserve Funds, if any) an aggregate of $500,000 in respect of Representative Losses.

Parent shall use reasonable efforts to have the CVR Holders’ Representative and Consultant included (by rider/endorsement) on Parent’s directors and officers liability insurance policy, if any, as additional insured persons (for acts and omissions in such capacity). If including the CVR Holders’ Representative and Consultant on such policy increases the insurance premium for any policy year (the amount of such increase, the “D&O Premium Increment”), Parent shall not be required to include the CVR Holders’ Representative and Consultant on or under the policy (by rider/endorsement or otherwise) if the D&O Premium Increment, together with all other Monetization Expenses theretofore incurred, would exceed the Ongoing Support Funding maximum.

Section 6.4. Governing Law.

This Agreement and the CVRs shall be governed by and construed in accordance with the laws of the State of Delaware without regards to its rules of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the CVRs, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with this Section 6.4; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party; (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 6.1 of this Agreement; and (f) to the extent permitted by applicable Law, irrevocably and unconditionally waives the right to trial by jury.

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Section 6.5. Legal Holidays.

In the event that a CVR Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the CVR Payment Date.

Section 6.6. Severability Clause.

In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the arbitration forum or other tribunal making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the parties as closely as possible so that the transactions and agreements contemplated herein are consummated as originally contemplated to the fullest extent possible.

Section 6.7. Entire Agreement.

This Agreement represents the entire understanding of the parties hereto with reference to the CVRs and the subject matter of this Agreement and supersedes any and all other prior or contemporaneous oral or written agreements made with respect to the CVRs and/or this Agreement, except for the Merger Agreement. If and to the extent that any provision of this Agreement is inconsistent with or conflicts with the Merger Agreement, this Agreement shall govern and be controlling.

Section 6.8. Interpretation.

The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no provision of this Agreement shall be interpreted for or against a party because that party or its attorney drafted the provision.

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IN WITNESS WHEREOF, the parties have executed and delivered this Contingent Value Rights Agreement as of the day and year first above written.

RITTER PHARMACEUTICALS, INC.

By:	/s/ Andrew J. Ritter
Name:	Andrew J. Ritter
Title:	CEO

/s/ John W. Beck
JOHN BECK, AS CVR HOLDERS’ REPRESENTATIVE

/s/ Andrew J. Ritter
ANDREW J. RITTER, AS CONSULTANT

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